Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

Commission File No.: 333-252283

Date: July 2, 2021

TD Ameritrade Transcript – Brett Parker on Market on Close, 7/2/2021

Oliver Renick, TD Ameritrade

Again, with new companies entering the public market, up soon Bowlero. We've got the President and CFO of the bowling venue, restaurants, and party space joining us this afternoon, Brett Parker. Brett, thanks for being here on the show with us.

Brett Parker, President and CFO of Bowlero

Thanks for having me Oliver, nice to meet you.

Oliver Renick, TD Ameritrade

Thank you. So, walk me through the plan. You're not public yet, you're gonna trade under ticker BOWL, but the combination’s on the way.

Brett Parker, President and CFO of Bowlero

Yeah, so it's funny that I saw you mentioning the ticker on the, on the lead and that was one of the first things we did in this process was to secure a ticker that, that we were excited about.

Oliver Renick, TD Ameritrade

And you got a good one.

Brett Parker, President and CFO of Bowlero

Yeah, thank you. You know and we, we embarked on the, on the SPAC process, really hoping to find a strategic partner that can help us to bring to fore some of the parts of the business that were less up the middle for us. So, while we've always had, you know, we've had a 25 year history in the bowling business — enormously profitable. That's all there. You know, in 2019, we bought the PBA, or the Professional Bowler’s Association. So now we partnered with the folks from ISOS, who are led by two senior executives from the WWE, who can really help us to not only advance what we've been doing, but also to move forward even more on the media and entertainment side.

Oliver Renick, TD Ameritrade

The media and entertainment and the gaming side in apps particularly interesting, but let's get to that I want to talk firstly about what you've been doing the bread and butter here at the Bowlero locations. And I’m an awful bowler, but sometimes I'm there. Groups we’ve got three of them around the Chicago area, so it's a popular event space. What's the driving force for revenues? Is it the restaurant? Is it the bowling games, what right now is the biggest part of the driver?

Brett Parker, President and CFO of Bowlero

So substantially more than half of the revenue is generated from bowling and shoes. The food and beverage business is great and it's profitable but it makes up a minority of the total. We are, you know, an out of home entertainment, leisure business that's anchored in very high margin, bowling, shoe, and arcade revenues, and, you know, then we have the food and beverage element to support that.

Oliver Renick, TD Ameritrade

So right now, as we're getting out of this COVID predicament, what are you seeing on a sequential basis, and is everything open right now, what kind of capacity, are you seeing in your locations?

Brett Parker, President and CFO of Bowlero

Yeah, so we're open nearly everywhere, we have two locations in Canada that are still closed, but other than that everything is open, and we're dealing with varying levels of restriction in terms of capacity, and how much we're able to do at any given center. But those are trending in the right direction and we're seeing more and more supply. And as that's happened, we've moved to a place now sequential is not terribly important for us because we're seasonal business, so we really look at year over year comps. And obviously we're ignoring last year, but looking back to the pre-pandemic levels, and since the beginning of May, we've been at more than all of the revenue that we were doing pre pandemic, and that's only been accelerating the most recent week recorded was that, north of 110 I think 113%

Oliver Renick, TD Ameritrade

Okay. So, getting back on track. And, do you want to open new locations or is that going to be too aggressive without a clear idea kind of how this whole story winds up with the virus?

Brett Parker, President and CFO of Bowlero

No, we're actively engaged, we actually opened three new locations, even in the last year during this, and they've performed exceptionally well. And we have two more under construction now that will open this fall, so you know we haven't taken our foot off the gas at all. So for us, growth comes really in the core business in three ways. One is reinvesting in the existing centers and driving incremental revenue and incremental profitability as we bring them up market. Two is new builds that I just spoke about, and then three is acquisitions, and we've become meaningfully more active on the acquisition side as well.

Oliver Renick, TD Ameritrade

Okay. Now, you mentioned, what else you want to do outside of the physical gaming centers. The first thing that really jumped out to me looking at your company was the Strike app the bowling game that you play on your phone that from what it looks like can generate real cash for the user. Does this fall under a gambling enterprise that has to be regulated and only available in certain states?

Brett Parker, President and CFO of Bowlero

So, that is a game of Skill that's run by our partners Skillz on the game. So we're not involved in the flows of money that happen around that game. It's really important for us and helps our business is, in driving awareness, and then also in the non-cash prizes that folks win for playing the game, which are nearly all offline prizes that they redeem in our Bowlero centers. So you know, win a free game of bowling and then, obviously, we're happy to host those folks in our centers.

Oliver Renick, TD Ameritrade

So, the cash prizes then, is this among the players themselves?

Brett Parker, President and CFO of Bowlero

That's my understanding.

Oliver Renick, TD Ameritrade

Okay, okay. So going forward, the revenue stream from this, this is more of an advertising type of effort in a sense? As you mentioned, you can win tickets and come in.

Brett Parker, President and CFO of Bowlero

Yeah, so it's two, it's two pronged. One is the true digital ad space that is there that generates revenue we share with our partners at Skillz, but for us, it's the game, the app, as a mode of driving traffic is probably the biggest value draw.

Oliver Renick, TD Ameritrade

Okay. But when you get this deal done in your public you've got the cash influx, where's that money going to go? As you mentioned, wanting to open up continued venues as well, is there a hiring CAPEX that we should expect once you go public?

Brett Parker, President and CFO of Bowlero

So, you know, it's interesting the business produces a ton of cash and actually has a lot of cash in it so raising cash, per se, was a particular goal in the transaction, so there is cash going to the balance sheet, but there's also cash going out in secondary proceeds and potentially to pay down some debt and some older preferred. So, the cash isn't required for the growth plan that we've put forward. The business itself generates adequate cash to do it, because these venues are enormously profitable. We run, you know, north of 30% consolidated EBITDA margins, and then convert that EBITDA cash flow at a very high rate. So there's a lot of cash around to pay for this growth on a self-sustaining basis.

Oliver Renick, TD Ameritrade

Got it, okay, Brett thanks for the details. Looking forward to discussing more.

Brett Parker, President and CFO of Bowlero

Yeah, pleasure.

Oliver Renick, TD Ameritrade

Thanks a lot. Brett Parker is President and Chief Financial Officer at Bowlero Corp.

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About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos intends to file a registration statement (“Registration Statement”), which will include a proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement, prospectus and other documents containing important information about Isos and Bowlero once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’s shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including the forthcoming proxy/prospectus statement and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that will be detailed in the proxy statement/prospectus to be filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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